SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 5

                             -----------------------

                            MICROTOUCH SYSTEMS, INC.
                       (Name of subject company (issuer))

                            EQUINOX ACQUISITION, INC.
                   MINNESOTA MINING AND MANUFACTURING COMPANY
                      (Names of filing persons (offerors))

                             -----------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            Including the Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                             -----------------------

                                   595145 103
                      (CUSIP Number of Class of Securities)

                              Gregg M. Larson, Esq.
                           Assistant General Counsel,
                               Assistant Secretary
                   Minnesota Mining and Manufacturing Company
                                    3M Center
                            St. Paul, Minnesota 55144
                                 (651) 733-2204
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:
                              John T. Kramer, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 340-2600

                            CALCULATION OF FILING FEE

================================================================================
   TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
      $173,193,489.00                             $34,638.70
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only, this calculation assumes the purchase of 8,247,309 shares of common stock of MicroTouch Systems, Inc., including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $21.00 per Share. The Shares include both 6,491,823 outstanding shares of common stock and 1,755,486 outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

         Amount Previously Paid:......................  $34,638.70

         Filing Party:.....................  Equinox Acquisition, Inc. and
                                     Minnesota Mining and Manufacturing Company

         Form or Registration No.:....................  Schedule TO

         Date Filed:..................................  November 17, 2000

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 5, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on November 17, 2000 by Equinox Acquisition, Inc., a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of Minnesota Mining and Manufacturing Company, a Delaware corporation ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of MicroTouch Systems, Inc., a Massachusetts corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Rights Agreement, dated as of January 19, 1996, between the Company and The First National Bank of Boston, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares") at a purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 5 to Schedule TO is being filed on behalf of the Purchaser and Parent.

ITEM 11. ADDITIONAL INFORMATION.

     Items 8 and 11 are hereby amended and supplemented to include the following information:

     The subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, January 10, 2001. Based on the report of the Depositary, the Purchaser has accepted for payment 7,490,730 Shares that were validly tendered and not withdrawn (including approximately 200,426 Shares tendered by guaranteed delivery) in the Offer, including the subsequent offering period. This number represents approximately 97.5% of the outstanding Shares.

     On January 11, 2001, Parent and Purchaser issued a press release announcing the completion of the Offer, a copy of which is attached hereto as Exhibit
(a)(1)(L) and is incorporated hereby by reference.

ITEM 12. EXHIBITS.

Exhibit
Number        Description
------        -----------

*(a)(1)(A) -- Offer to Purchase dated November 17, 2000.

*(a)(1)(B) -- Letter of Transmittal.

*(a)(1)(C) -- Notice of Guaranteed Delivery.

*(a)(1)(D) -- Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

*(a)(1)(E) -- Letter to Clients for use by Brokers, Dealers,Banks, Trust
              Companies and Other Nominees.

*(a)(1)(F) -- Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

*(a)(1)(G) -- Press Release issued by Parent on November 13, 2000 and Press
              Release issued by the Company on November 13, 2000.

*(a)(1)(H) -- Summary Advertisement published November 17, 2000.

*(a)(1)(I) -- Press Release issued by Parent on December 7, 2000.

*(a)(1)(J) -- Press Release issued by Parent on December 26, 2000.

*(a)(1)(K) -- Press Release issued by Parent on January 4, 2001.

 (a)(1)(L) -- Press Release issued by Parent on January 11, 2001.

*(d)(1)    -- Agreement and Plan of Merger, dated as of November 13, 2000, among
              Parent, the Purchaser and the Company.

*(d)(2)    -- Shareholders Agreement, dated November 13, 2000, among Parent, the
              Purchaser and certain officers and directors of the Company.

*(d)(3)    -- Stock Option Agreement, dated November 13, 2000, between Parent and the Company.

----------

*Previously filed

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            EQUINOX ACQUISITION, INC.



                            By:       /s/  J.L. Yeomans
                               ---------------------------------------
                               Name: J.L. Yeomans
                               Title: Treasurer

                            MINNESOTA MINING AND MANUFACTURING COMPANY


                            By:       /s/  J.L. Yeomans
                               ---------------------------------------
                               Name: J.L. Yeomans
                               Title: Vice President and Treasurer

                            Dated: January 11, 2001

                                INDEX TO EXHIBITS

Exhibit
Number            Document
------            --------
*(a)(1)(A)        Offer to Purchase dated November 17, 2000.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees.
*(a)(1)(E)        Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
*(a)(1)(G)        Press Release issued by Parent on November 13, 2000; Press
                  Release issued by the Company on November 13, 2000.
*(a)(1)(H)        Summary Advertisement published November 17, 2000.
*(a)(1)(I)        Press Release issued by Parent on December 7, 2000. *
*(a)(1)(J)        Press Release issued by Parent on December 26, 2000.
*(a)(1)(K)        Press Release issued by Parent on January 4, 2001.
  (a)(1)(L)       Press Release issued by Parent on January 11, 2001.
*(b)              Not applicable.
*(d)(1)           Agreement and Plan of Merger, dated as of November 13, 2000, among Parent, the Purchaser and the Company.
*(d)(2)           Shareholders Agreement, dated November 13, 2000, among Parent, the Purchaser and certain officers and directors of the
                  Company.
*(d)(3)           Stock Option Agreement, dated November 13, 2000, between
                  Parent and the Company.
*(g)              Not applicable.
*(h)              Not applicable.
----------
*Previously filed



Ex-99.(A)(1)(L)